AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                        ONE CORPORATE DRIVE, P.O. BOX 883

                           SHELTON, CONNECTICUT 06484

                                (A Stock Company)



                                   ENDORSEMENT

                        MEDICALLY-RELATED WAIVER BENEFIT

This Endorsement is made part of the Policy to which it is attached. It is effective on the date such Policy is effective.

General: You may request a medically-related waiver of the contingent deferred sales charge and any contingent deferred tax charge that would otherwise apply to a partial withdrawal or surrender. A partial withdrawal fee does not apply to any amount taken as a partial withdrawal under this benefit. We may accept such a request whether or not other partial withdrawals are available under the Policy. Eligibility for this waiver depends on the health of an Insured, but only the last surviving Insured if there is more than one Insured, and on the conditions and requirements provided below. We delay processing any partial withdrawal or surrender for which you have requested a medically-related waiver until we receive all our requirements for the medically-related waiver or until we determine that the transaction is not eligible for such waiver. A partial withdrawal to which a medically-related waiver applies results in the same consequences with respect to the benefits and charges of this Policy as a partial withdrawal that is not eligible for such waiver.

Maximum Benefit: This waiver is subject to a maximum. The maximum amount is based on all insurance policies and annuities with us for which a named Insured for this Policy is named as an insured or annuitant. The maximum amount on which we will waive charges due on a partial withdrawal or surrender is a combined $500,000 from all such insurance policies and annuities, whether taken simultaneously or sequentially.

Requirements of the Medically-Related Waiver Benefit: The requirements for the medically-related waiver benefit are:

     (a)  You must make the request for the medically related waiver.

     (b)  Such a request must be In Writing.

     (c) We receive In Writing proof satisfactory to us that an Insured was first confined to a "Medical Care Facility", as defined below, while this Policy is in force and remains confined for at least 90 consecutive days after the Issue Date.

"Medical Care Facility", for purposes of this provision, means a facility operated pursuant to law or any state licensed facility providing necessary in-patient medical care which is: (a) prescribed by a licensed Physician In Writing; and (b) based on physical limitations which prohibit daily living in a non-institutional setting. "Physician" means a person other than you, an Insured or a member of either your or an Insured's family who is state licensed to give medical care or treatment.

                   American Skandia Life Assurance Corporation

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                                    President